                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              VIRTUAL TELECOM, INC.
                 (Name of Small Business Issuer in its charter)


                  Delaware                          98-0162893
       -------------------------------         ---------------------
       (STATE OR OTHER JURISDICTION OF           (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)          IDENTIFICATION NO.)



            12, Av. des Morgines
             1213 Petit-Lancy 1
             Geneva, Switzerland                        N/A
       -------------------------------         ---------------------
            (ADDRESS OF PRINCIPAL                   (ZIP CODE)
             EXECUTIVE OFFICES)


        Issuer's telephone number, including area code  011-4122-879-0879
                                                        -----------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

           Title of each class          Name of each exchange on which
           to be so registered          each class is to be registered


                    None                                   N/A

       -------------------------------         ---------------------



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

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PART I

ITEM 1.   DESCRIPTION OF BUSINESS.


BUSINESS DEVELOPMENT

     Virtual Telecom, Inc., a Delaware corporation ("Company"), was recently organized to engage in the business of developing and marketing various Internet content-based products and, secondarily, to act as an Internet Service Provider ("ISP") providing dial-up access to the Internet. The Company's initial content-based products offered over the Internet consist of the delivery of financial data from securities and commodities exchanges world-wide on a real time and near real-time basis. The Company presently markets its services and products to the Swiss market. During 1996 and the first quarter of 1997, the Company acquired and implemented the hardware, consisting of routers and servers, and leased telephone lines through which it offers its financial data service and dial-up access to over 90% of the Swiss market. The Company commenced commercial operations in March 1997 and, as of the date of this registration statement, has not incurred significant revenues from operations. Subsequent to the acceptance of its Internet products and services by the Swiss market, the Company intends to expand its operations throughout Europe.

     The Company was organized on July 3, 1996 under the laws of the State of Delaware and has two corporate predecessors, Virtual Telecom SA, a Swiss Corporation, and Moke Acquisition Corp. ("Moke"), a Delaware corporation. Virtual Telecom SA was organized on May 19, 1994 to engage in the development and marketing of Internet content-based products and Internet dial-up access to the Swiss market. Pursuant to a Securities Purchase Agreement and Plan of Reorganization dated July 3, 1996, the holders of all of the issued and outstanding capital shares of Virtual Telecom SA transferred those shares to the Company in exchange for the Company's issuance of 3,193,540 shares of its $.001 common stock ("Common Stock"). The share for share exchange between the shareholders of Virtual Telecom SA and the Company was formally consummated effective as of July 22, 1996. Virtual Telecom SA presently exists as the wholly-owned operating subsidiary of the Company. Pursuant to an Agreement and Plan of Merger dated July 31, 1996 between the Company and Moke, Moke merged with and into the Company effective as of August 30, 1996. Prior to the merger, Moke was a publicly-held shell corporation with approximately 4,090,448 shares of Common Stock outstanding. Pursuant to the Agreement and Plan of Merger, each outstanding share of Moke common stock was converted into .0867471 shares of the Company's Common Stock, for an aggregate issuance of 355,039 shares of the Company's Common Stock to the shareholders of Moke.

     From October 1 through December 2, 1996, the Company conducted a private placement of units ("Units") of its securities at $3.50 per Unit. Each Unit consisted of one share ("Series A Preferred Share") of the Company's Series A Preferred Stock and one common stock purchase warrant ("Unit Warrant"). The Company sold 283,781 Units to European institutional investors for the gross proceeds of $993,233.50. See"Item 8. Description of Securities" for a summary of the terms and conditions of the Series A Preferred Shares and the Unit Warrants.

     From January 8, 1997 through March 10, 1997, the Company conducted a private placement of shares of Common Stock. In the private placement, the Company sold 509,091 shares of Common Stock to two European institutional investors, at an offering price of $1.65 per share, for the gross proceeds of $840,000.

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     Unless the context otherwise requires, all references to the Company include its wholly-owned subsidiary, Virtual Telecom SA, a Swiss corporation. The Company's executive offices are located at 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland; telephone number 011-4122-879-0879.

BUSINESS OF THE ISSUER

     CERTAIN TERMS USED HEREIN ARE DEFINED BELOW IN THE SECTION "GLOSSARY." THE COMPANY HAS ENTERED INTO CERTAIN FINANCIAL COMMITMENTS PAYABLE IN SWISS FRANCS, THE UNIT OF CURRENCY OF SWITZERLAND. ALL SWISS FRANC BASED AMOUNTS ARE DESIGNATED BY THE SYMBOL "SFR." AS OF MARCH 28, 1997, THE SWISS FRANC-DOLLAR EXCHANGE RATE WAS 1.4515 SWISS FRANCS TO 1 U.S. DOLLAR.

     GENERAL

     The Company is a value-added Internet Service and Information provider.
The Company has developed and intends to commercialize its ISP and content provider operations through a network of strategic alliances with internationally recognized businesses. The Company's ISP operations are conducted pursuant to an agreement with Digital Equipment Corporation ("DEC") under which DEC has designed, implemented and operates a network of routers and servers located at 13 to 20 PoP's throughout Switzerland and, in time, additional PoP's throughout Europe. Frame relay and IP connectivity services are provided by Swiss Telecom PTT and British Telecom. The Company's financial data service is offered pursuant to separate non-exclusive licenses entered into by the Company with the Standard & Poor's ComStock Division of McGraw-Hill International (UK) Ltd ("S&P ComStock"), which supplies the Company with a raw feed of market data from securities and commodities exchanges world-wide, and Townsend Analytics, Ltd. ("Townsend"), which has licensed to the Company its proprietary software program which can organize the raw data feed from S&P ComStock for presentation in tabular and chart formats. DEC operates and manages the central server over which the Company's subscribers will access the financial data. See "Strategic Alliances" below for a summary of the terms and conditions of the Company's contracts with DEC, S&P Comstock, Townsend, Swiss Telecom PTT and British Telecom.

     The Company's objective is to establish itself as a recognized Internet content provider of financial services and information throughout Europe. The Company believes, and independent studies confirm, that the development and distribution of Internet content will be the last major area of commercial exploitation of the Internet. The Company believes that Europe is at least three to four years behind the United States in its use and commercialization of the Internet and, as a result of the lag, significant opportunities exist for businesses engaged in the aggressive marketing of Internet content-based services throughout Europe.

     The Company's strategy is to focus on the development of content-based Internet services through alliances with internationally recognized service providers, such as DEC, S&P ComStock and Townsend, and to aggressively market those services throughout Europe. Through these strategic alliances, the Company hopes to readily establish a reputation for quality and reliability and, more importantly, out-source the required expertise in the areas of software development and system operation, thereby allowing the Company to focus on the marketing of its products and services. The Company's business strategy also includes the development of the ISP network which can be marketed as a stand-alone service and as a tie-in with its content-based products.

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     BACKGROUND

     The Internet is a collection of computer networks linking millions of public and private computers around the world. Historically, the Internet was used by government agencies and academic institutions to exchange information, publish research and transfer electronic mail. A number of factors, including the proliferation of communication-enabled personal computers, the availability of intuitive graphical user interface software and the wide accessibility of an increasingly robust network infrastructure, have combined to allow non-technical users to easily access the Internet and, in turn, have produced rapid growth in the number of Internet users. The number of users worldwide is variously estimated to be between 70 and 110 million. Durlacher Multimedia Ltd. estimates that the number of Internet users will reach 200 million by 2000.

     This growth, combined with the emergence of the World Wide Web, the graphical, multimedia environment of the Internet, has resulted in the development of the Internet as a new mass communications medium. The ease and speed of publishing, distributing and communicating text and graphics over the Internet has lead to a proliferation of Internet-based content, including online magazines, news feeds, interactive games and a wealth of educational and entertainment information, as well as to the development of online communities. In addition, the reduced cost of executing transactions over the Internet provides individuals and organizations with a new means to conduct business.

     These factors have created a rapidly growing market for Internet services. To date, users have gained access to the Internet primarily through two types of service providers. The first of these, online service providers, are primarily focused on the presentation of proprietary content to subscribers by means of closed networks, although these providers typically offer access to the Internet from their networks. This access often tends to be slow and expensive for the customer. The second of these, ISPs, offer direct access to the Internet at a lower price, but often provide an uneven quality of service to their customers. The Company intends to differentiate itself from other ISP's in the Swiss market by offering a high quality of service by means of its arrangements for DEC's development and operation of the ISP network and by establishing and maintaining a low ratio of PoP's to subscribers, thereby ensuring reliability of access and high data speed.

     The Company believes that significant opportunities exist for a Swiss-based ISP and content provider of financial data. Switzerland is one of the wealthiest countries in the world and has one of the highest GDP per capita in Europe. In 1994, Switzerland had a population of approximately 7 million people and spent approximately $6.6 billion on information technology (or $985 per capita). By comparison, in 1994 the United States spent approximately $587 per capita on information technology. In addition, Switzerland is well known for a strong economy dominated by financial institutions. The Company believes that the unique importance of the financial markets to the Swiss economy provides a significant ready-made market for its ISP and financial data services.

     THE OBJECTIVES OF THE COMPANY

     The Company's objectives are to establish itself as an Internet-based content provider of investor information services and, secondarily, as a provider of dial-up Internet access for the Swiss market. To achieve its objectives as a provider of investor information, the Company (i) offers competitive pricing (with pricing at a 25% discount to the Company's competition), (ii) provides detailed content with respect to information provided to investors (including maintaining a wide range of available stock symbols), and (iii) intends to exploit unfilled opportunities with respect to untapped European markets. To achieve its objectives as an ISP for the Swiss market, the Company provides (i) competitive pricing (maintaining a price advantage over the Company's major competitors), (ii) high-availability (including the provision

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of call-forwarding so that a subscriber never gets a busy tone) and (iii) dial-
up portability to subscribers (as one would enjoy with respect to use of a portable computer).

     THE COMPANY'S SERVICES AND PRODUCTS

     "FIRSTSWISS" DIAL-UP INTERNET ACCESS (ISP). The Company provides commercial Internet service under the mark "FirstSwiss." The Internet consists of high speed telecommunications circuits connecting routers that transmit data packets. The circuits are maintained by large telecommunication (telco) firms (such as, AT&T, MCI, Sprint, Swiss Telecom PTT, British Telecom, etc. ). The routers are owned by the ISP's. As a Swiss-based ISP, the Company leases lines from Swiss Telecom PTT and British Telecom to connect its routers located at miscellaneous PoP's located throughout Switzerland. The customers will dial-up into the PoPs through their local phone lines. Their call is then routed to the Company's central server in Geneva, which then connects the call to the Internet.

     As an ISP, the Company is selling a commodity to consumers, and the commodity is bandwidth. The Company purchases bandwidth (or line communication capacity) from Swiss Telecom PTT and British Telecom; then resells bandwidth to its local subscribers. The Company charges the subscriber or customer a mark-up to cover the provision of services and the Company's investment in support equipment. Separately, the subscriber is charged by the local telco for the phone connection to the Company's PoPs. The greater the bandwidth that the Company can provide leads to a higher quality to more subscribers simultaneously.

     The Company provides individual and corporate subscribers with local dial-up Internet access with the following characteristics:

     - A high speed reliable Internet connection for a 33.6 kilo kbps modem or an ISDN (64 kbps) terminal.

     - Local dial-up capability throughout Switzerland via 13 PoPs initially and additional PoPs as subscribers increase.

     - An E-mail account (multiple E-mail accounts for an additional one time fee)

     -    Access to 13,000 world wide Usenet News groups

     - Access to a local FTP software library containing many types of software, upgrades and documents

     - Log-in access to a multi-lingual Web homepage with links to daily news, financial news, transportation timetables, classified advertising, etc.

     FINANCIAL DATA SERVICE. The Company has implemented a system of providing real-time and near real-time financial market quotation data in tabular or chart form. The Company offers two services for different market mixes, service content and types of presentation. A professional online investor service is offered to professionals under the mark "1stQuote" and includes real time market data. A commercial online investor service is provided to individual investors under the mark "InvestMaster" and provides market data on a 15 minute delayed basis and costs one-tenth the price of the professional service.

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     "1ST QUOTE" PROFESSIONAL ONLINE INVESTOR SERVICE.  At a relatively low cost, the Company provides the subscriber with a professional online investor (intranet) service under the mark "1st Quote." The 1st Quote service has the following characteristics:

     - After first installing an interface program, the subscriber can dial-up and access real-time or near real-time data feed from the Internet

     -    Provides access to up to 280,000 stock symbols

     - Provides real-time price data in a boardview (tabular) or chart format for a major stock exchanges, option/futures markets, currency markets, commodities markets


     - Runs on Microsoft Windows system and information is presented in true Windows-style format

     - Additional value-added features such as alarms, closed captioned news, trend tools, and automated spreadsheet updates

     -    Information can be saved to disk or printed while on-line

     "INVESTMASTER" COMMERCIAL ONLINE INVESTOR SERVICE.     For a nominal
monthly subscription, the Company offers individual investors with a commercial on-line investor (web) service known as "InvestMaster" with the following characteristics:

     -    Provides personal investors with information in a multi-lingual format

     -    Provides access to 70,000 stock symbols for all international markets

     - Provides delayed price data in a boardview (tabular) or chart format for a major stock exchange, option/futures markets, currency markets, commodities markets

     -    Information presented in true Windows-style format

     - Provides additional value-added features such as alarms, closed captioned news, trend tools, and automated spreadsheet updates

     -    Information can be saved to disk or printed while on-line

     STRATEGIC ALLIANCES

     The Company's operations and Internet services are provided through a network of strategic alliances with the following internationally recognized businesses:

          DIGITAL EQUIPMENT CORPORATION. The Company's ISP operations are conducted pursuant to Partnership Outsourcing Agreement ("DEC Agreement") dated September 9, 1996 between Virtual Telecom SA and DEC Digital Equipment Corporation ("DEC"). Pursuant to the DEC Agreement, DEC has designed, implemented and operates on behalf of the Company a network of routers and servers located at 13 to 20 PoP's throughout Switzerland and, in time, additional PoP's throughout Europe. Pursuant to the DEC Agreement, the Company has purchased from DEC the hardware and software required to operate an Internet dial-up access network, including a central server site located in Geneva

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that is built around two (2) DEC Alpha 1000 computers running the UNIX operating system. The DEC Agreement is for an initial four year term subject to one year renewals thereafter unless either party provides the other with notice of its intent to cancel at least six months prior to the pending termination date. The Company is required to pay DEC an aggregate of SFr2,128,000 for its services, hardware and software, of which SFr300,000 has been paid as of March 31, 1997. The balance of SFr1,828,000 is to be paid to DEC over the remaining term of the DEC Agreement in quarterly installments of SFr83,000 over the remainder of the contract.

          STANDARD & POOR'S COMSTOCK. The Company's financial data service is provided through separate arrangements with S&P Comstock and Townsend Analytics. The Company receives stock and commodity information on a real time basis pursuant to an Information Distribution License Agreement ("S&P Comstock Agreement") dated August 23, 1996 between McGraw-Hill International (UK) Ltd. and Virtual Telecom SA. The Standard & Poor's Comstock Division of McGraw-Hill is licensed to distribute trading information from most U.S. and international stock, mercantile, option and currency exchanges. Pursuant to the S&P Comstock Agreement, McGraw-Hill provides the Company with trading information from S&P Comstock on a real time basis via a satellite transmission and has granted the Company a non-exclusive license to redistribute such information as part of the Company's Internet financial data service. In consideration of the license, the Company has agreed to pay to McGraw-Hill 50% of all revenues (net of license fees payable by the Company to Townsend Analytics) received by the Company from subscribers to its financial data service. The S&P Comstock Agreement has an initial term of 30 months, subject to consecutive one year extensions thereafter unless either party provides the other with notice of its intent to cancel at least 90 days prior to the pending termination date.

          TOWNSEND ANALYTICS. The Company receives raw financial data from S&P Comstock pursuant to the S&P Comstock Agreement and then organizes and repackages the information for presentation to its subscribers in tabular and chart formats by way of certain computer software programs licensed from Townsend Analytics, Ltd. ("Townsend Analytics"). Pursuant to a Computer Software License Agreement ("Townsend Agreement") dated January 16, 1997 between Townsend Analytics and the Virtual Telecom SA, Townsend Analytics has appointed the Company as a non-exclusive distributor for the sale, support and servicing of Townsend Analytics' proprietary software programs. Pursuant to the Townsend Agreement, the Company is authorized to purchase and resell the Townsend Analytics software programs as part of its financial data service or as a stand alone product. Townsend Analytics has agreed to sell the program to the Company at its standard distributor prices as established by Townsend from time to time. The Townsend Agreement has an initial term of three years, subject to consecutive one year extensions thereafter unless either party provides the other with notice of its intent to cancel at least 90 days prior to the pending termination date.

          SWISS TELECOM/BRITISH TELECOM. The Company's ISP network is carried out over separate frame relay telecommunication lines operated by Swiss Telecom PTT ("Swiss Telecom") and BT Limited Londres, the Swiss subsidiary of British Telcom ("British Telecom"). Pursuant to a UNIDATA Frame Relay & Unimaster Services Contract dated October 22, 1996 between Swiss Telcom and Virtual Telecom SA, Swiss Telecom has installed the Company-owned routers and provided connectivity by way of a frame relay telecommunication line and the direct connection of that network to the Internet. In order to ensure continued service, the Company has arranged for a similar back-up frame relay system from British Telecom pursuant to an Agreement for Global Telecommunications Services ("BT Agreement") dated October 1, 1996 between British Telecom and Virtual Telecom SA.

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MARKETING

     The Company markets its ISP and content-based financial services throughout Switzerland. The Company's strategy is to focus its marketing efforts on the sale of its 1stQuote and InvestMaster financial data products to the Swiss investment community. The 1stQuote financial service is marketed primarily to private banks, investment bankers and money managers, and the InvestMaster financial service is marketed primarily to private investors. The Company's strategy is to sell its ISP operations to the 1stQuote and InvestMaster subscribers as a tie-in service. In addition, the Company markets its ISP service as a stand-alone product to Swiss internet users. The Company employs a combination of direct marketing, print advertisements and direct mailings in order to market its ISP and content-based financial services. The Company promotes itself and its unique financial data services to the Swiss internet and financial trade publications for purposes of generating feature articles that promote the Company and its business. The Company also endeavors, whenever possible, to market its services to the clients of those companies through which it outsources its ISP and financial data operations. As of the date of this registration statement, DEC has advised the Company that it intends to assist the Company in marketing its ISP and financial data services directly to the DEC clients and to promote the Company as a strategic partner of DEC.

COMPETITION

     The market for Internet products and services is highly competitive and the Company expects that this competition will intensify in the future. The Company's current and prospective competitors include many companies that have substantially greater financial, technical, marketing, and other resources than the Company. Increased competition could result in price reductions and increased spending on marketing and product development. Any of these events could have a material adverse affect on the Company's financial condition and operating results. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, and results of operations.

     As of the date of this Registration Statement there are several ISP's providing dial-up access to Swiss Internet users. There are also several companies that provide for the delivery of financial data over the Internet or electronic means, including Reuters, Telerate, Fastnet and Span.

GOVERNMENT REGULATION

     The Company's ISP operation and content-based products are not currently subject to direct regulation by Swiss, US or other law, other than regulations applicable to businesses generally. Changes in the regulatory environment relating to the Internet content or connectivity industries, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse affect on the Company's business. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its business.

LEGAL PROCEEDINGS

     There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

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EMPLOYEES

     The Company is staffed with six full-time employees and two full-time consultants at present, four of whom are involved in the Company's network and Web operations. The Company intends to hire at least two additional employees in the next 12 months.

GLOSSARY

     Set forth below are definitions of certain terms used in this Registration Statement.

BACKBONE A centralized high-speed network that connects smaller, independent networks. In other terms, the backbone of a network is its means of linking its major nodes so all of its PoPs feed into backbone nodes with high speed uninterrupted flow.

BANDWIDTH                          The number of bits of information which can
                                   move over a communications medium in a given amount of time.

DIAL UP LINE                       A local access line and number provided by
                                   domestic telecom operators allowing the
                                   subscriber to dial the service provider's PoP and connect to their backbone.

ELECTRONIC MAIL OR E-MAIL          As application that allows a user to send or
                                   receive messages to or from any other user with an Internet address, commonly termed an e-mail address.

GRAPHICAL USER INTERFACE           A means of communicating with a computer by
                                   manipulating icons and windows rather than using text commands.

INTERNET An open global network of interconnected commercial, education and governmental computer networks which utilize a common communications protocol, TCP/IP.

ISDN Integrated Services Digital Network. A digital network that combines voice and digital network services through a single medium, making it possible to offer customers digital data services as well as voice connections. In Europe, a 64 kilobit (64,000 bits per second) leased line is currently the smallest bandwidth transmission data circuit useful in Internet applications. It is also roughly the bandwidth needed for a voice phone call.

KBPS Kilobits per second. A rate of digital information transmission. One kilobit equals 1,000 bits.

LEASED LINE                        A leased line is the telephone circuit
                                   transmission channel reserved for the
                                   customer's use from point "a" to point "b" through phone company physical lines and

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                                   switches. The line may be of different
                                   bandwidths of data carrying capacity.

MBPS Megabits per second. A rate of digital information transmission. One megabit equals 1,000 kilobits.

MODEM A piece of equipment that connects a computer to an analog transmission line (typically a telephone line).

ONLINE SERVICES                    Commercial information services that offer a
                                   computer user access through a modem to a specified slate of information, entertainment and communications menus. These services are generally closed systems but may offer
                                   Internet access at additional cost.

POPS Points of Presence. An interlink group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Internet through a local telephone call.

ROUTER A device that receives and transmits data packets between segments in a network or different networks.
SERVER Software that allows a computer to offer a service to another computer. Other computers connect the server program by means of matching client software. In addition, such term means the computer on which server software runs.

WINDOWS A computer operating system developed by Microsoft that provides a graphical user interface and multitasking capabilities.

WORLD WIDEWEB                      A network of computer servers that uses a
                                   special communications protocol to link
                                   different servers throughout the Internet and permits communications of graphics, video and sound.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company was recently organized to engage in the business of developing and marketing various Internet content-based products and, secondarily, to act as an ISP providing dial-up access to the Internet. The Company's initial content-based products to be offered over the Internet consist of the delivery of financial data from securities and commodities exchanges world-wide on a real time and near real-time basis. The Company presently markets its services and products in Switzerland. The Company commenced commercial operations in March 1997 and, as of the date of this registration statement, has not incurred significant revenues from operations. Subsequent to the acceptance of its Internet products and services by the Swiss market, the Company intends to expand its operations throughout Europe.

     The Company has entered into certain financial commitments payable in Swiss Francs, the unit of currency of Switzerland. All Swiss Franc based amounts are designated by the symbol SFr. As of March 28, 1997, the Swiss Franc-Dollar exchange rate was 1.4515 Swiss Francs to 1 U.S. Dollar.

     To date, the Company's activities have included the market analysis and development of its ISP operations and value-added content-based products. During 1996 and the first quarter of 1997, the Company acquired and implemented the hardware, consisting of routers and servers, and leased telephone lines through which it offers its financial data service and dial-up access to over 90% of the Swiss market. The Company has financed its activities to date through the sale of its securities. See "Item 4, Part II - Recent Sales of Unregistered Securities" for a description of the Company's sale of shares of its securities since inception. The Company commenced commercial operations in March 1997 and, in the opinion of management, has sufficient cash resources in order to sustain its operations over the next 12 months and fund the full scale roll-out of its ISP and financial data service to the Swiss market.

     The Company's plan of operations for the next 12 months includes the full-scale roll-out of its ISP and financial services products to the Swiss market. Subsequent to the acceptance of its Internet products and services by the Swiss market, the Company intends to expand its operations throughout Europe and is presently conducting preliminary analysis of certain target European markets outside of Switzerland. The Company will require additional capital to finance the cost of development of Internet services in other geographic locations and intends to finance those costs, in part, by joint venturing the development of Internet related operations in those areas with local businesses which will be responsible for contributing capital to the venture as well as technical or marketing support. As of the date of this registration statement, the Company has no definite plans for the development of any Internet related operations outside of Switzerland nor are there any understandings or agreements with any third parties for the organization of a joint venture or partnership for the development of any such operation.

     This registration statement contains various forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's recent commencement of commercial operations and the risks and uncertainties concerning the acceptance of its services and products by the Swiss market; the Company's present financial condition and the risks and uncertainties concerning the availability of additional capital as and when required; technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company's executive offices are located in Geneva, Switzerland and consist of approximately 1,800 square feet of leased premises. The Company's lease for these premises expires on August 30, 1999 and provides for monthly rent of SFr7,500.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of March 31, 1997 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.


     NAME AND ADDRESS                   NUMBER OF SHARES    PERCENTAGE OWNED
     ----------------                   ----------------    -----------------
Neil Gibbons (1)                             1,596,770             34.9%
Daniel Huber (1)                             1,596,770             34.9%
William Cordeiro (2)                               -0-              --
All officers and directors as a group (2)    3,193,420             69.8%

-----------------------------------------

(1)  Address is 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland.

(2)  Address is 23852 Pacific Coast Hwy., Suite 283, Malibu, California  90265.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the directors and officers of the Company.


    Name              Age                        Position
    ----              ---                        --------

Neil Gibbons          48       Chairman of the Board, Chief Executive Officer
                               and President

Daniel Huber          30       Vice President, Chief Financial Officer,
                               Secretary and Director

William Cordeiro      52       Director


     Mr. Gibbons co-founded Virtual Telecom SA in 1994 and has served as Chief Executive Officer, President and director of the Company since its inception in July 1996. From 1991 to 1994, Mr. Gibbons was engaged as an independent investment manager.

     Mr. Huber co-founded Virtual Telecom SA in 1994 and has served as Vice President, Chief Financial Officer, Secretary and director of the Company since its inception in July 1996. Since 1992, Mr. Huber has also served as Chief Executive Officer of Profilinvest SA, an investment management firm founded by Mr. Huber.

     Mr. Cordeiro has served as director of the Company since July 1996. Since 1990, Mr. Cordeiro has served as Professor of Management at California State University, Los Angeles. Mr. Cordeiro holds a Ph.D. in Executive Management from the Peter F. Drucker Graduate Management Center of the Claremont Graduate School. Mr. Cordeiro also serves as a director of Harrier, Inc., Naturade, Inc. and Cardiodynamics, Inc.

ITEM 6.   EXECUTIVE COMPENSATION.

     CASH COMPENSATION OF EXECUTIVE OFFICERS. The following table sets forth the cash compensation paid by the Company to its executive officers for services rendered during the fiscal years ended December 31, 1996, 1995 and 1994.



                                                                                         LONG-TERM
                                             ANNUAL COMPENSATION                        COMPENSATION
                              ------------------------------------------------   ---------------------------

                                                                                                  COMMON
                                                                                                  SHARES
                                                                                 RESTRICTED      UNDERLYING
                                                                     OTHER         STOCK          OPTIONS
                                                                     ANNUAL        AWARDS         GRANTED      ALL OTHER
  NAME AND POSITION           YEAR        SALARY         BONUS    COMPENSATION       ($)         (# SHARES)   COMPENSATION
----------------------        ----       ---------       -----    ------------   ----------    -------------  ------------

Neil Gibbons, CEO (1)         1996       SFr62,000        -0-         -0-            -0-            -0-            -0-
                              1995           -0-          -0-         -0-            -0-            -0-            -0-
                              1994           -0-          -0-         -0-            -0-            -0-            -0-

Daniel Huber, CFO (2)         1996       SFr64,800        -0-         -0-            -0-            -0-            -0-
                              1995           -0-          -0-         -0-            -0-            -0-            -0-
                              1994           -0-          -0-         -0-            -0-            -0-            -0-

------------------------------------------------

(1) Commencing May 1, 1996, Mr. Gibbons has been paid a salary of SFr8,000 per month. Mr. Gibbons serves pursuant to an employment agreement dated
     May 31, 1996 with Virtual Telecom SA. The agreement is for a period of five years, subject to up to three consecutive three-year terms. In addition to his salary, Mr. Gibbons is provided with a monthly car allowance of SFr600 per month.

(2) Commencing May 1, 1996, Mr. Huber has been paid a salary of SFr8,000 per month. Mr. Huber serves pursuant to an employment agreement dated May 31, 1996 with Virtual Telecom SA. Mr. Huber's employment agreement is for an initial term of five years, subject to up to three consecutive three-year terms. In addition to his base salary, Mr. Huber is provided with a car allowance of SFr600 per month.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                INDIVIDUAL GRANTS
-------------------------------------------------------------------------------
                 Number of      % of Total
                Securities     Options/SARs
                Underlying      Granted to      Exercise or
               Options/SARs     Employees in    Base Price
   Name         Granted (#)     Fiscal Year       ($/Sh)       Expiration Date
------------   ------------    -------------    -----------    ---------------

                                  NONE

     COMPENSATION OF DIRECTORS. Mr. Cordeiro receives a $500 per month director's fee and is entitled to receive 10,000 shares of Common Stock as a bonus for joining the Board. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company. The Company will compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company's Chief Financial Officer, Daniel Huber, is also Chief Executive Officer of Profilinvest SA, an investment management firm in Geneva, Switzerland. At the present time and for the forseeable future, Mr. Huber intends to devote substantially all of his business time to the Company. However, Mr. Huber's association with Profilinvest SA presents a potential conflict between his provision of his services to the Company and to Profilinvest.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value, of which, as of March 31, 1997, 4,582,614 shares were issued and outstanding and held by approximately 350 stockholders of record. As of March 31, 1997, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of Common Stock, other than the Unit Warrants and Series A Preferred Stock described below.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PREFERRED STOCK

     The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"). The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

     The Board of Directors of the Company has designated an initial series of Preferred Stock known as "Series A Preferred Stock" consisting of 750,000 authorized shares, and the Company has issued 283,781 units ("Units") of its securities, each Unit consisting of one share ("Series A Preferred Share") of the Company's Series A Preferred Stock and one common stock purchase warrant ("Unit Warrant"). Each Series A Preferred Shares has a par value of $.001 and a liquidation preference of $3.50 per share. The Series A Preferred Stock does not carry dividend rights or any other rights senior to the Common Stock, and the Series A Preferred Stock has equal voting rights with the Common Stock.
Each Series

A Preferred Share is convertible into Common Stock at a conversion price of $3.50 per share, provided that on the one year anniversary of the original issuance of the Series A Preferred Stock the conversion price shall be adjusted to 70% of the average last sale price of the Common Stock during the 30 trading days immediately preceding the first anniversary date. The Series A Preferred Stock is redeemable by the Company, at a price equal to the liquidation preference plus any unpaid dividends, at the earlier of one year from the date of initial issuance or upon the closing of a public offering of the Company's Common Stock where immediately following such offering the Common Stock is listed on the New York or American Stock Exchange or the NASDAQ Stock Market.

UNIT WARRANTS

     As noted above, the Company has issued 283,781 units ("Units") of its securities, each Unit consisting of one Series A Preferred Share and one common stock purchase warrant ("Unit Warrant"). Each Unit Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $7.00 per share until July 31, 1998, at which time the unexercised Unit Warrants shall expire by their own terms. The Unit Warrants are subject to customary anti-dilution provisions.

TRANSFER AGENT

     The Transfer Agent for the Company's Common Stock is Progressive Transfer Company, 1981 East 4800 South, Salt Lake City, Utah 84117.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "VITE" since November 18, 1996. During the period November 18, 1996 to March 31, 1997, the high and low last sale prices were $2.56 and $.50, respectively. The Company considers its Common Stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.

     As of March 31, 1997, there were approximately 350 record holders of the Company's Common Stock.

     The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.   LEGAL PROCEEDINGS.

     There are no pending legal proceedings to which the Company or the property of the Company are subject. In addition, no proceedings are known to be contemplated by a governmental authority against the Company or any officer or director of the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Inapplicable.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

     A. Pursuant to a Securities Purchase Agreement and Plan of Reorganization dated July 3, 1996, the holders of all of the issued and outstanding capital stock of Virtual Telecom SA, Messrs. Neil Gibbons and Daniel Huber, transferred those shares to the Company in exchange for the Company's issuance of 3,193,540 shares of its Common Stock to Messrs. Gibbons and Huber. The issuance was conducted pursuant to Regulation S under the Securities Act of 1933 ("1933 Act").

     B. Pursuant to an Agreement and Plan of Merger dated July 31, 1996 between the Company and Moke Acquisition Corp. ("Moke"), Moke merged with and into the Company effective as of August 30, 1996. Pursuant to the Agreement and Plan of Merger, each outstanding share of Moke common stock was converted into .0867471 shares of the Company's Common Stock, for an aggregate issuance of 355,039 shares of the Company's Common Stock to the shareholders of Moke. The issuance of the Company's shares of Common Stock to the shareholders of Moke was conducted pursuant to Rule 504 under the 1933 Act.

     C. In August 1996, the Company issued 191,611 shares of Common Stock to a Swiss investment banking firm in consideration of certain advisory services. The issuance was conducted pursuant to Regulation S under the 1933 Act.

     D. In August 1996, the Company issued 200,000 shares of Common Stock to four Swiss residents in consideration of services rendered. The issuance was conducted pursuant to Regulation S under the 1933 Act.

     E. From October 1 through December 2, 1996, the Company conducted a private placement of units ("Units") of its securities at $3.50 per Unit. Each Unit consists of one share of the Company's Series A Preferred Stock and one common stock purchase warrant. The Company sold 283,781 Units to European institutional investors for the gross proceeds of $993,233.50. There was no underwriter involved in this placement. The issuance was conducted pursuant to Regulation S under the 1933 Act.

     F. From January 8, 1997 through March 10, 1997, the Company conducted a private placement of shares of Common Stock. In the private placement, the Company sold 509,091 shares of Common Stock to two European institutional investors, at an offering price of $1.65 per share, for the gross proceeds of $840,000. There was no underwriter involved in this placement. The issuance was conducted pursuant to Rule 504 under the 1933 Act.

     G. In March 1997, the Company issued 133,333 shares of Common Stock in consideration of the cancellation of $200,000 of indebtedness owed under a Loan Agreement dated May 15, 1996 with New Capital Investment Fund. There was no underwriter involved. The issuance was conducted pursuant to Regulation S under the 1933 Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

DELAWARE STATUTES


     Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

     "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (Last amended by Ch.261,L.'94,eff.7-1-94.)"

CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

BYLAWS

     The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

     "7.1 AUTHORIZATION FOR INDEMNIFICATION. The Corporation may indemnify, in the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     7.2 ADVANCE OF EXPENSES. Costs and expenses (including attorneys' fees) incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.


     7.3 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

     7.4 NON-EXCLUSIVITY. The right of indemnity and advancement of expenses provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein."

INDEMNITY AGREEMENTS

     The Company's Bylaws provide that the Company may indemnify directors, officers, employees or agents to the fullest extent permitted by law and the Company has agreed to provide such indemnification to its directors, Neil Gibbons, Daniel Huber and William Cordeiro, pursuant to written indemnity agreements.

                          INDEX TO FINANCIAL STATEMENTS

     Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . F-1
     Consolidated Balance Sheet at December 31, 1996 . . . . . . . . . . . . F-2
     Consolidated Statements of Operations for the years
       ended December 31, 1996 and 1995. . . . . . . . . . . . . . . . . . . F-3
      Consolidated Statements of Stockholders' Equity (Deficit)
        for the years ended December 31, 1996 and 1995 . . . . . . . . . . . F-4
      Consolidated Statements of Cash Flows for the years ended
       December 31, 1996 and 1995. . . . . . . . . . . . . . . . . . . . . . F-5
     Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . F-6

                          RAIMONDO, PETTIT & GLASSMAN
                         CERTIFIED PUBLIC ACCOUNTANTS



INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Virtual Telecom, Inc.
(A Development Stage Company)
Geneva, Switzerland

We have audited the accompanying consolidated balance sheet of Virtual Telecom, Inc. (a development stage company) at December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended December 31, 1996 and 1995, and for the period from inception (May 19, 1994) through December 31, 1996. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtual Telecom, Inc. (a development stage company) as of December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and for the period from inception (May 19, 1994) through December 31, 1996, in conformity with generally accepted accounting principles.




                              RAIMONDO, PETTIT & GLASSMAN


Torrance, California
March 14, 1997

                                                          VIRTUAL TELECOM, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)

                                                     CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------
                                                                   December 31,
                                                                      1996
-------------------------------------------------------------------------------

ASSETS

Current
   Cash and cash equivalents                                         $  219,139
   Advances to stockholder and related party                             38,645
   Prepaid expenses and other receivables                                23,836
-------------------------------------------------------------------------------

Total current assets                                                    281,620
-------------------------------------------------------------------------------

Property and equipment, net                                             634,472

Other assets                                                             32,838
-------------------------------------------------------------------------------

Total assets                                                         $  948,930
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                  $  298,635
   Accrued liabilities                                                   37,171
   Current portion of capital lease obligations                          10,849
   Advances and convertible loans from stockholders and related parties 590,507
-------------------------------------------------------------------------------

Total current liabilities                                               937,162
-------------------------------------------------------------------------------

Long term capital lease obligations, net of current maturities           10,707
-------------------------------------------------------------------------------

Total liabilities                                                       947,869
-------------------------------------------------------------------------------
COMMITMENTS (NOTE 8)

STOCKHOLDERS' EQUITY
   Preferred stock, $.001 par value, 10,000,000
      shares authorized; Series A convertible
      preferred stock, 750,000 shares authorized,
      283,781 issued and outstanding, liquidation
      preference of $993,233                                                284
   Common stock, $.001 par value, 20,000,000 shares
      authorized, 3,940,190 issued and outstanding                        3,940
   Additional paid-in capital                                           994,465
   Deficit accumulated during the development stage                  (1,063,088)
   Cumulative translation adjustment                                     65,460
-------------------------------------------------------------------------------
Total stockholders' equity                                                1,061
-------------------------------------------------------------------------------

Total liabilities and stockholders' equity                           $  948,930
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------
                                                             Period From
                                                             Inception (May 19,
                                Year Ended     Year Ended    1994) through
                                December 31,   December 31,  December 31,
                                1996           1995          1996
--------------------------------------------------------------------------------

OPERATING EXPENSES:

   General and administrative   $  818,738     $   48,520           $   884,678

   Research and development        130,335         19,406               159,001
--------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES           949,073         67,926             1,043,679
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Operating loss                    (949,073)       (67,926)           (1,043,679)
--------------------------------------------------------------------------------

Interest income (expense), net     (15,237)        (2,230)              (19,409)
--------------------------------------------------------------------------------

NET LOSS                        $ (964,310)    $  (70,156)          $(1,063,088)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Weighted average number of
   common shares                 3,374,108      3,193,540             3,263,437

NET LOSS PER COMMON SHARE             (.29)          (.02)                 (.33)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                      VIRTUAL TELECOM, INC.
                                                              (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                               Preferred Stock            Common Stock
                                            Shares        Amount       Shares      Amount
-------------------------------------------------------------------------------------------
Issuance of common stock at
   inception (May 19, 1994)                                         3,193,540     $  3,194

Net loss

Cumulative translation adjustment
-------------------------------------------------------------------------------------------

Balance, December 31, 1994                                          3,193,540        3,194

Net loss

Cumulative translation adjustment
-------------------------------------------------------------------------------------------

Balance, December 31, 1995                                          3,193,540        3,194

Issuance of Series A preferred stock at
   $3.50 per share, net of $167,713
   issuance cost (November 1996)             283,781     $   284

Issuance of common stock in consider-
   ation for Moke Acquisition Corp. stock
   (July 31, 1996)                                                    355,039          355

Issuance of common stock in consider-
   ation for consultation fees (November
   1996)                                                              191,611          191

Issuance of common stock in consider-
   ation for preferred stock issuance fees
   (November 1996)                                                    200,000          200

Net loss

Cumulative translation adjustment
-------------------------------------------------------------------------------------------

Balance, December 31, 1996                   283,781     $   284    3,940,190     $  3,940
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


                                            Additional                                           Total
                                             Paid-In         Accumulated     Translation     Stockholders'
                                              Capital          Deficit       Adjustment     Equity (Deficit)
-------------------------------------------------------------------------------------------------------------
Issuance of common stock at
   inception (May 19, 1994)                 $ 67,980                                              $  71,174

Net loss                                                     $   (28,622)                            (28,622)

Cumulative translation adjustment                                             $  4,974                 4,974
-------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                    67,980             (28,622)        4,974                47,526

Net loss                                                         (70,156)                            (70,156)

Cumulative translation adjustment                                                5,559                 5,559
-------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                    67,980             (98,778)       10,533               (17,071)

Issuance of Series A preferred stock at
   $3.50 per share, net of $167,713
   issuance cost (November 1996)             825,236                                                 825,520

Issuance of common stock in consider-
   ation for Moke Acquisition Corp. stock
   (July 31, 1996)                             3,735                                                   4,090

Issuance of common stock in consider-
   ation for consultation fees (November
   1996)                                      47,714                                                  47,905

Issuance of common stock in consider-
   ation for preferred stock issuance fees
   (November 1996)                            49,800                                                  50,000

Net loss                                                        (964,310)                           (964,310)

Cumulative translation adjustment                                               54,927                54,927
-------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                  $994,465        ($ 1,063,088)     $ 65,460               $1,061
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                                              SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                                       VIRTUAL TELECOM, INC.
                                                               (A DEVELOPMENT STAGE COMPANY)

                                                       CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------
                                                                          Period From
                                                                          Inception (May 19,
                                          Year Ended      Year Ended      1994) Through
                                          December 31,    December 31,    December 31,
                                          1996            1995            1996
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
    Net loss                              $  (964,310)     $   (70,156)      $  (1,063,088)
    Adjustments to reconcile net
      loss to net cash used-in
      operating activities:
       Depreciation and amortization           28,566           16,738              53,307
       Write-off of Moke goodwill
         and assets                           104,090              -               104,090
       Interest accrued on loans
         payable                               26,362              -                26,362
       Capitalization of interest             (12,883)             -                15,975
       Stock issued for consultation
         fees                                  47,903              -                47,903
    Increase (decrease) resulting from
      changes in:
       Prepaid expense and
         other receivables                    (25,789)           2,228             (23,836)
       Accounts payable                        67,623            3,636              74,754
       Accrued liabilities                     33,015            4,713              37,171
--------------------------------------------------------------------------------------------

Net cash used-in operating activities        (695,423)         (42,841)           (727,362)
--------------------------------------------------------------------------------------------

CASH USED-IN INVESTING
  ACTIVITIES:
    Purchase of equipment                    (358,449)         (11,660)           (411,957)
    Purchase of Moke Acquisition
      Corp.                                  (100,000)                            (100,000)
    Other non-current asset
      expenditures                            (26,023)          (1,000)            (35,761)
    Advances to stockholder and
      related party                           (40,775)             -               (40,775)
--------------------------------------------------------------------------------------------

Net cash used-in investing activities        (525,247)         (12,660)           (588,493)
--------------------------------------------------------------------------------------------


                                                                       VIRTUAL TELECOM, INC.
                                                               (A DEVELOPMENT STAGE COMPANY)

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

--------------------------------------------------------------------------------------------
                                                                          Period From
                                                                          Inception (May 19,
                                          Year Ended      Year Ended      1994) Through
                                          December 31,    December 31,    December 31,
                                          1996            1995            1996
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
    Proceeds from issuance of
      preferred stock                     $   875,520      $       -         $     875,520
    Proceeds from bridge loans                500,000              -               500,000
    Collection of subscription
      receivable                               40,000              -                40,000
    Issuance of common stock                      -                -                35,587
    Advances from stockholders
      and related parties                      72,282           58,834             154,363
    Reimbursement of advances
      from stockholders and
      related parties                         (64,673)             -               (64,673)
    Payment of capital lease
      obligations                             (19,190)         (18,361)            (46,200)
    Bank overdraft                             (1,217)           1,217                 -
--------------------------------------------------------------------------------------------

Net cash provided by financing
  activities                                1,402,722           41,690           1,494,597
--------------------------------------------------------------------------------------------

Effect of exchange rate changes
  on cash and cash equivalents                 37,087            1,495              40,397
--------------------------------------------------------------------------------------------

Net increase (decrease) in cash
  and cash equivalents                        219,139          (12,316)            219,139

Cash and cash equivalents,
  beginning of period                             -             12,316                 -
--------------------------------------------------------------------------------------------

Cash and cash equivalents,
  end of period                           $   219,139     $        -         $     219,139
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

                                                                       VIRTUAL TELECOM, INC.
                                                               (A DEVELOPMENT STAGE COMPANY)

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


--------------------------------------------------------------------------------------------
                                                                          Period From
                                                                          Inception (May 19,
                                          Year Ended      Year Ended      1994) Through
                                          December 31,    December 31,    December 31,
                                          1996            1995            1996
--------------------------------------------------------------------------------------------
SUPPLEMENTARY DISCLOSURE:
  Amounts paid for:
    Interest                              $     2,056      $     2,227       $       6,254
    Income taxes                          $     -          $       -         $         -
  Non-cash financing transactions:
    Capital leases to finance
      property and equipment              $    15,806      $       -         $      65,776
    Common stock issued in con-
      sideration for Moke Acqui-
      sition Corp.'s stock                $     4,090      $       -         $       4,090
    Common stock issued in con-
      sideration for consultation
      fees                                $    47,903      $       -         $      47,903
    Preferred stock issuance costs        $   117,713      $       -         $     117,713
    Common stock issued in con-
      sideration for preferred
      stock issuance fees                 $    50,000      $       -         $      50,000
    Interest accrued on loans
      Payable                             $    26,362      $       -         $      26,362
    Capitalization of interest            $    12,883      $       -         $      12,883
    Accrued invoice for equip-
      ment acquired                       $   223,881      $       -         $     223,881
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

                                             SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE COMPANY

THE COMPANY

Virtual Telecom, Inc. ("Virtual Telecom" or the "Company") was incorporated in Delaware on July 3, 1996. The Company was incorporated for the purpose of holding all the shares of Virtual Telecom S.A., a Swiss corporation formed in 1994. The owners of Virtual Telecom S.A. contributed all of the Virtual Telecom S.A. shares in consideration for 3,194,540 common shares of Virtual Telecom, Inc. The accompanying financial statements have been prepared as if the acquisition had occurred at Virtual Telecom S.A.'s inception (May 19, 1994), using the historical costs of each entity as if the merger was a pooling of interest.

MERGER WITH MOKE

On July 31, 1996, the Company entered into an agreement and plan of merger with Moke Acquisition Corp. ("Moke"), a publicly-held shell corporation with no operations. The Company issued 355,039 shares in exchange for the 4,090,448 shares of Moke's common stock outstanding and incurred approximately $100,000 in acquisition costs. The business combination was accounted for using the purchase method. The purchase price was allocated as follows:

                      Organization costs         $   4,090
                      Other assets                     100
                      Goodwill                     100,000
                      Accrued liabilities             (100)
                                                 ---------
                      Total purchase price        $104,090
                                                 ---------
                                                 ---------

Since Moke's operations were not expected to generate any cash flows in the future, all of Moke's assets and goodwill were written off.

VIRTUAL TELECOM S.A.

Virtual Telecom S. A. is engaged in the development of financial information services for use by the private investor and delivered by electronic publishing systems such as fax-on-demand, terminal based on-line systems, and PC modem based on-line systems.

Virtual Telecom S. A. is in the development stage and is currently developing value-added Internet based services and plans to implement a Dial-Up Internet Access service for the Swiss market. The Company concentrates its activities in developing its products, securing strategic agreements to enable the Company to provide planned services (see Note 8) and securing additional capital (see Notes 5, 6, and 9).

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE COMPANY (CONTINUED)

GOING CONCERN

Since inception, the Company and Virtual Telecom S.A. have not generated any revenues, had recurring losses and negative working capital. Susbequent to year end, the Company sold common stock and converted debt into common stock (see Note 9). Management believes that such funds will be sufficient to cover the Company's cash requirements during the remainder of its development stage period and until attainment of breakeven operations. Accordingly, the accompanying financial statements were prepared assuming the Company will continue as a going concern.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLE OF CONSOLIDATION

The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

The Company accounts for foreign currency transactions in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation" which provides for the translation of assets and liabilities at the end of period current rate and of operations and cash flows at the rates existing at the date of the transaction, or appropriate average. Foreign currency transactions are translated into the functional currency at the rate existing at the date of the transactions and outstanding balances are reevaluated at year end rate with the resulting exchange gain or loss included in the statement of operations. The Company's functional currency is the Swiss Franc (SFR). The December 31, 1996 assets and liabilities were translated into U.S. Dollars (the reporting currency) at 1.34 SFR per U.S. Dollar and operations and cash flows at an average rate of

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------

FOREIGN CURRENCY TRANSLATION (CONTINUED)

1.24 SFR and 1.17 SFR per U.S. Dollar for 1996 and 1995, respectively. The resulting gain or loss on translation into the reporting currency is included as a separate component of equity under "cumulative translation adjustment."

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Assets are depreciated on the straight-line method over their estimated useful lives, which range from 3 to 5 years. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the asset. Upon sale, any gain or loss is included in the statement of operations. Maintenance and minor replacements are charged to operations as incurred.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development costs are expensed as incurred. The Company accounts for its software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." This statement provides for capitalization of certain software development costs once technological feasibility is established by completion of a working model and ending when a product is available for general release to customers. The costs capitalized are then amortized on a straight-line basis over the estimated product life (generally eighteen months to three years), or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, completion of a working model of the Company's products and general release have substantially coincided. Accordingly, the Company has not capitalized any software development costs.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

The Company is required to maintain a $30,000 compensating balance in one of its bank accounts to secure the credit line available on credit cards used by Company personnel.

INCOME TAXES

The Company utilizes the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

ISSUANCE OF STOCK FOR SERVICES

Shares of the Company's common stock issued for services are recorded in accordance with APB16 and SFAS No. 123, "Accounting for Stock-Based Compensation" at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.

NET LOSS PER COMMON SHARE

Net loss per common share is based on the reported net loss divided by the weighted average number of common shares outstanding. Convertible preferred stock, outstanding warrants and/or options have not been included as their effect would be anti-dilutive.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


3.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

DECEMBER 31,                                                             1996
--------------------------------------------------------------------------------

Software                                                           $    4,301
Computer equipment                                                     30,600
Computer equipment under capital lease                                 49,201
Furniture and fixtures                                                 43,129
Vehicle under capital lease                                            19,313
Network equipment in process of installation                          528,928
--------------------------------------------------------------------------------

                                                                      675,472

Less:  Accumulated depreciation and amortization                      (41,000)
--------------------------------------------------------------------------------

                                                                   $  634,472
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Depreciation and amortization amounted to $28,566 and $9,573, including $11,527 and $5,334 in amortization of assets under capital leases for the years ended December 31, 1996 and 1995, respectively. During 1996, the Company capitalized $12,883 in interest expense incurred during the installation of the network equipment. No depreciation was recorded during 1996 when the network equipment was being installed. The network equipment was approved for operation in March 1997.

It is the Company's policy to depreciate its computer and network equipment over their estimated useful lives based on current conditions. Given the rapid technological change affecting such equipment, it is at least reasonably possible that the Company's estimates may change in the near term.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


4.   CAPITAL LEASE OBLIGATIONS

The Company leases computer equipment and a vehicle under long term capital lease contracts. The capital lease obligations consist of the following:

DECEMBER 31,                                                             1996
--------------------------------------------------------------------------------

Future minimum lease payments:
     1997                                                          $   11,633
     1998                                                               4,164
     1999                                                               4,164
     2000                                                               3,470
--------------------------------------------------------------------------------

                                                                       23,431

Less amount representing interest                                       1,875
--------------------------------------------------------------------------------

                                                                       21,556

Less current maturities                                                10,849
--------------------------------------------------------------------------------

Long term capital lease obligations                                $   10,707
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


5.   ADVANCES AND CONVERTIBLE LOANS TO AND FROM STOCKHOLDERS AND RELATED PARTIES

Advances to stockholder and related party represent an advance due on demand.

Advances and loans from stockholders and related parties consist of the following:

DECEMBER 31,                                                             1996
--------------------------------------------------------------------------------

Bridge loans                                                        $ 526,362
Advances from stockholders and related parties                         64,145
--------------------------------------------------------------------------------

                                                                    $ 590,507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


5. ADVANCES AND CONVERTIBLE LOANS TO AND FROM STOCKHOLDERS AND RELATED PARTIES (CONTINUED)

In May 1996 and December 1996, the Company received bridge loans of $300,000 and $200,000, respectively, with principal and interest accrued at 12%, due one year from the date such loans were made. The loans are convertible into common shares of the Company at the option of the borrower. If the Company elects to pay in common stock, the common stock will be valued at 75% of the average public market price for a 90 day period preceding the repayment date. In connection with these loans, the Company paid 1.25% of the loan's principal in loan origination fees. The Company also entered into a consulting agreement with an investment banking firm related to the lender to assist in the implementation of the public emergence, as well as to raise additional funds from private placements. The Company paid $80,000 and issued 191,611 shares of its common stock in consideration for such services. The stock was valued at 25CENTS a share, its opening trading price in November 1996, which represents a consulting fee expense of $47,903.

Amounts payable to stockholders and related parties consist of advances made by related parties and the stockholders of the Company to finance the development of the Company's operations. The advances are due on demand.

6.   CONVERTIBLE PREFERRED STOCK

Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any privileges and restrictions granted to or imposed upon any wholly unissued series of preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

On July 31, 1996, the Board of Directors of the Company designated an initial series of preferred stock known as "Series A Preferred Stock" consisting of 750,000 authorized shares. Each share of Series A Preferred Stock has a par value of $0.001 and a liquidation preference of $3.50 per share. The Series
A Preferred Stock does not carry dividend rights or any other rights senior to the common stock. The Series A Preferred Stock has equal voting rights with the Common Stock and each share of Series A Preferred Stock is convertible into one share of Common Stock. The Series A Preferred Stock is redeemable by the Company, at a price equal to the liquidation preference plus any unpaid dividends, at the earlier of one year from the date of initial issuance or upon the closing of a public offering of the Company's common stock, where, immediately following such offering, the common stock is listed on the New York or American Stock Exchanges or the NASDAQ Stock Market.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


6.   CONVERTIBLE PREFERRED STOCK (CONTINUED)

During 1996, 283,781 Series A Preferred shares and warrants were issued for a total consideration of $875,520, net of $117,713 in issuance costs. In connection therewith, the Company also issued 200,000 shares of its common stock to related parties as commissions for the issuance of the preferred stock. The shares were valued at 25CENTS a share, the opening trading price of the Company's stock in November 1996, resulting in a $50,000 deduction from the preferred stock proceeds.

The 283,781 warrants provide the holder with the right to acquire 283,781 shares of the Company's common stock at $7 per share by July 31, 1998. No warrants were exercised in 1996. Management believes the fair market value of the warrants to be insignificant, because during 1996 the common stock traded significantly below the exercise price of the warrants and the short term of the exercise period.

7.   INCOME TAXES

The Company is subject to U.S. federal income taxes, and Virtual Telecom S.A. is subject to federal, county and city income and capital taxes in Switzerland. There is no difference between Swiss statutory accounts and tax bases. The Swiss income tax rates are linked to the rate of return on equity. Effective income tax rates in Switzerland range from 17% to 43%.

Deferred tax assets of approximately $84,000 and $305,000 relate primarily to the benefits of net operating losses of the Company and Virtual Telecom S.A., respectively. A valuation allowance was established to offset the deferred tax assets.

For U.S. tax reporting purposes, the Company has a net operating loss carryforward of approximately $247,000 to offset federal income taxes which expires in 2012.

Virtual Telecom S.A. has a net operating loss carryforward available of approximately $727,000 may be applied against future taxable income and begins to expires in 2002. Capital taxes were immaterial for the period from inception through December 31, 1996.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


8.   COMMITMENTS, RELATED PARTY TRANSACTIONS AND MAJOR AGREEMENTS

NETWORK EQUIPMENT SERVICE AGREEMENT

In September 1996, the Company entered into an equipment purchase and network maintenance service agreement with a major computer equipment manufacturer, whereby the Company committed to purchase approximately $450,000 in computer network equipment (included in property and equipment at December 31, 1996) and to outsource the maintenance and operation of the network for a total of approximately $1.1 million from 1997 through 2000. Decreasing cancellation fees ranging from approximately $740,000 to $110,000 will apply if the Company terminates the agreement before the end of the four year term of the agreement. There are other major suppliers of similar equipment and services. A change in supplier, however, could cause disruption in service and a possible loss of revenues which would adversely affect future operating results.

LICENSE TO USE AND DISSEMINATE STANDARD & POORS STOCK MARKET INFORMATION

In August 1996, the Company entered into a 30-month license agreement to use and disseminate stock market information. After the initial term, the agreement is renewable in twelve month increments, with a 90 day cancellation notice period. License fees are based on 50% of the net revenues (as defined) produced from giving access to the Standard & Poors information to Internet users with minimum monthly fees increasing from approximately $3,500 in January 1997 to $17,000 in February 1998. A major portion of the Company's future revenues will be dependent upon maintaining this license.

EMPLOYMENT AGREEMENTS

Commencing May 1, 1996, the Company entered into 5 year term employment agreements with the Company's two majority stockholders. Both agreements provide for a compensation of approximately $6,000 per month plus monthly car allowance of approximately $500 per month. The agreements can be extended up to three additional three year terms and are subject to yearly CPI increases. Total compensation paid under these agreements in 1996 amounted to approximately $102,000.

ADMINISTRATIVE ASSISTANCE

In May 1996, the Company entered into an agreement with a related party whereby the related party provides administrative services to the U.S. holding corporation for $4,000 per month. Amounts charged under this contract during 1996 were approximately $26,000.

                                                           VIRTUAL TELECOM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


8.   COMMITMENTS, RELATED PARTY TRANSACTIONS AND MAJOR AGREEMENTS (CONTINUED)

OFFICE LEASE

From January 1, 1996 through September 30, 1996, the Company subleased space from a company affiliated with a stockholder. Since September 1996 the Company has been leasing an office building in Geneva, Switzerland under a noncancellable lease agreement which expires on August 31, 1999. After that date the lease is renewable year to year for an additional five year period. The commitment under this lease approximates $75,000 per year. Rent expense for 1996 and 1995 amounts to approximately $50,000 and $0, respectively.

In October 1996, the Company entered into a month to month sublease agreement with a company affiliated with a stockholder, whereby the Company recovers approximately $1,175 per month for use of its premises, utilities and computer systems usage. Amounts charged to the affiliate amounted to approximately $3,525 from October through December 1996.

9.   SUBSEQUENT EVENTS

Subsequent to year end the Company raised $840,000 from the sale of 509,091 shares of its common stock and agreed to convert $200,000 of the first $300,000 bridge loan into 133,333 shares of common stock. The lender also agreed to consider renegotiating the payment terms of the remainder of the loans after the Virtual Telecom network is operational for 90 days.

PART III

ITEM 1.  INDEX TO EXHIBITS                                                  PAGE
                                                                            ----

     2.1  Securities Purchase Agreement and Plan of Reorganization dated
            July 3, 1996 between the Company and Neil Gibbons and Daniel Huber.

     2.2 Agreement and Plan of Merger dated July 31, 1996 between the Company and Moke Acquisition Corp.

     3.1  Certificate of Incorporation of the Company

     3.2  Bylaws of the Company

     4.1  Specimen of Common Stock Certificate

     4.2  Certificate of Designations  of Series A Preferred Stock

     10.1 Loan Agreement dated May 15, 1996 between Virtual Telecom SA and New Capital Investment Fund

     10.2 Partnership Outsourcing Agreement dated September 9, 1996 between Virtual Telecom SA and Digital Equipment Corporation

     10.3 Employment Agreement dated May 31, 1996 between Virtual Telecom SA and Neil Gibbons

     10.4 Employment Agreement dated May 31, 1996 between Virtual Telecom SA and Daniel Huber

     10.5 Computer Software License Agreement dated January 16, 1997 between Virtual Telecom SA and Townsend Analytics, Ltd.

     10.6 Information and Distribution License Agreement dated August 23, 1996 between Virtual Telecom SA and McGraw-Hill International (UK) Ltd.

     10.7 Agreement for Global Telecommunications Services dated October 1, 1996 between Virtual Telecom SA and BT Limited Londres (British Telecom)

     10.8 Unidata Frame Relay & Unimaster Services dated October 22, 1996 between Virtual Telecom SA and Swiss Telecom ITT

     10.9 News Distributor Agreement dated January 7, 1997 between Virtual Telecom SA and AFX News Limited

     21.1 The Company has one subsidiary, Virtual Telecom SA, a Swiss corporation

     27.1 Financial Data Schedule

SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VIRTUAL TELECOM, INC.

                                    /s/ Neil Gibbons
Date:  April 4, 1997           By:________________________________________
                                   Neil Gibbons, Chief Executive Officer


                                      -23-